April 7, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Attention: Ms. Ada Sarmento and Ms. Celeste Murphy

Re:	Ritter Pharmaceuticals, Inc.
Registration Statement on Form S-4
File No. 333-236235
Acceleration Request

Requested Date: April 9, 2020

Requested Time: 9:00 A.M. Eastern Time

Dear Ms. Sarmento and Ms. Murphy:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ritter Pharmaceuticals, Inc. (the “Company”) hereby respectfully requests that the above-referenced Registration Statement on Form S-4 (File No. 333-236235) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon as practicable thereafter, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. The Company hereby authorizes each of Wendy Grasso and Jennifer Cheng of Reed Smith LLP, counsel to the Company, to make such request on its behalf.

Please confirm the effectiveness of the Registration Statement with Wendy Grasso of Reed Smith LLP by telephone at (917) 993-3645 or, in her absence, Jennifer Cheng of Reed Smith LLP by telephone at (917) 209-5514.

Sincerely,

RITTER PHARMACEUTICALS, INC.

/s/ Andrew Ritter
Andrew Ritter
Chief Executive Officer

cc: Wendy Grasso and Jennifer Cheng, Reed Smith LLP